Exhibit 99.1

SONO GROUP N.V.

TO:

ALL SHAREHOLDERS OF SONO GROUP N.V.

Munich, Germany
2 July 2024

Re:	Convening notice, agenda with explanatory notes and proxy for the annual general meeting of Sono Group N.V.

Dear Shareholder,

On behalf of the supervisory board (Supervisory Board) we herewith invite you to the annual general meeting of Sono Group N.V., a limited liability company (naamloze vennootschap), having its corporate seat (zetel) at Amsterdam, the Netherlands, and offices at Waldmeisterstrasse 93, 80935 Munich, Germany, and registered with the Dutch Trade Register under number 80683568 (Company).

The annual general meeting of the Company is to be held at the offices of DLA Piper Nederland N.V. at Prinses Amaliaplein 3, 1077 XS Amsterdam, the Netherlands, on 31 July 2024 at 14.00 (CET) (AGM).

GENERAL INFORMATION

Meeting documents

The agenda with explanatory notes thereto, the AGM documents as well as the Form 20-F are available on the Company's website (https://sonomotors.com) as from today. These documents are also available, free of charge, for inspection at the offices of the Company at Waldmeisterstrasse 93, 80935 Munich, Germany.

Record date

For purpose of the AGM, those persons who are shareholders or have voting rights and/or meeting rights with respect to shares in the capital of the Company and who are recorded as such in the shareholders' register of the Company or in the register maintained by the Company's U.S. transfer agent per 3 July 2024 (after processing of settlements on that date) (Record Date) are entitled to attend, speak and if applicable vote at the AGM, regardless of whether the shares in the Company are still held by them at the date of the AGM.

Attendance AGM

All shareholders, persons with meeting rights or their proxies who wish to attend and speak at the AGM are required to register their intention to attend the AGM by sending a notification to ir@sonomotors.com, no later than 24 July 2024, 12.00 p.m. (CET). All persons wishing to attend the AGM should be able to identify themselves at the AGM by means of a valid passport, identity card or driver’s license. Attendees must produce proof of shareholding or entitlement on the Record Date (together with, if applicable, a written proxy and, in case of a legal person/entity, evidence of the authority of the person) and will be declined access in case such proof is not produced.

Those who beneficially own shares in the Company's capital in an account at a bank, a financial institution, an account holder or other financial intermediary on the Record Date, must also have their financial intermediary or their agent with whom the underlying shares are on deposit issue a proxy to them which confirms they are authorised to take part in and vote at the AGM.

The Company may ask the relevant person for additional details.

Registration and identification at the venue

Registration for admission to the AGM will take place at the registration desk at the meeting venue between 11.30 am CET and the commencement of the AGM on 31 July 2024. It is not possible to register after this time. Attendees will be asked to produce proof of identity and shareholding on the Record Date (together with, if applicable, a written proxy and, in case of a legal person/entity, evidence of the authority of the person) and may be declined access in case such proof is not produced. The Company may ask the relevant person for additional details.

Live voting and voting in advance

Registered shareholders or their proxies will be allowed to cast their vote during the meeting.

Further, shareholders or other persons with voting rights who wish to cast their votes in advance may send their votes to ir@sonomotors.com no later than 24 July 2024, 12.00 p.m. (CET).

Proxy voting procedure

Shareholders or other persons with voting rights that will not be attending the AGM (either in person or by proxy) but nonetheless wish to participate in the decision-making process, may grant a proxy to the chair of the AGM. By providing the proxy voting instruction, such person grants a proxy to vote on the shares at the AGM in accordance with the instructions. To that effect, the shareholder or other person with voting rights must submit a duly completed and signed proxy voting instruction form to ir@sonomotors.com no later than 24 July 2024, 12.00 p.m. (CET). The proxy voting instruction form is published with this convening notice at the Company’s website (https://sonomotors.com). This proxy can also be obtained from ir@sonomotors.com by sending a request to that end.

Questions

Shareholders or other persons with meeting rights may submit questions relating to the AGM agenda items prior to the AGM. Questions must be delivered to ir@sonomotors.com no later than 24 July 2024, 12.00 p.m. (CET). The Company’s management board (Management Board) or Supervisory Board shall try to answer these questions during the AGM. The answers to the questions shall be included in the minutes of the AGM, which will be published on the Company’s website (https://sonomotors.com) as soon as possible after the AGM.

Personal data

The Company reserves the right to record the proceedings at the AGM for use in future events, publications, social media or press-related activities connected to the event. Recording may be in the form of photography, video recordings or audio recordings. By attending the event, you consent to being photographed and/or audio and/or video recorded at the event and grant the organisers the perpetual right to use your likeness, image, photo and voice, without financial compensation, for possible use in conjunction with related future events, publications, social media or press-related activities. A copy of the Company’s privacy statement can be found here.

AGENDA WITH EXPLANATORY NOTES

The AGM will be opened by the Chief Executive Officer of the Management Board.

The chairman of the AGM will, prior to the AGM, make a record of persons who have submitted (i) proxy voting instructions and (ii) have cast their votes in advance.

The agenda for the AGM is as follows:

1	OPENING AND ANNOUNCEMENTS

2	CONFIRMATION APPOINTMENT AUDITOR (voting item)

At the Company’s annual general meeting held on 29 December 2023, the general meeting of the Company appointed PricewaterhouseCoopers Accountants N.V. as the external auditor of the Company for the financial year 2023. After such appointment, mutual consent was reached between the Company and PricewaterhouseCoopers Accountants N.V. that the latter would not conduct the audit for the financial year 2023 and would return the engagement. Therefore, the Supervisory Board in consultation with the Management Board, appointed Grassi & Co as the Company’s auditor for the financial year 2023 in respect of the Form 20-F audit, and Moore MKW Audit B.V. as the external auditor of the Company for the financial year in respect of the Dutch statutory annual accounts.

This agenda item includes the confirmation by the general meeting of the Company of the appointment of Grassi & Co, as external auditor for the financial year 2023 for the Form 20-F, and Moore MKW Audit B.V. as external auditor of the Dutch statutory annual accounts for the financial year 2023.

3	FORM 20-F FOR THE FINANCIAL YEAR 2023

This agenda item includes an account of the financial year of 2023, as included in the Form 20-F.

Although the financial reporting on Form 20-F may not qualify as the Dutch statutory annual accounts of the Company, this reporting provides for an overview of the financial performance of the Company of the financial year 2023. The Supervisory Board proposes to discuss the (financial) performance of the Company in the year 2023 on that basis.

The Company aims to publish the Dutch statutory annual accounts for 2023 in the first quarter of 2025 and aims to discuss and, if the general meeting approves, adopt such Dutch statutory annual accounts at the annual general meeting of the Company in 2025.

4	DISCUSSION OF THE COMPANY'S DIVIDEND AND RESERVATION POLICY (voting item)

The Company has never paid or declared any cash dividends on its shares, and the Company does not anticipate paying any cash dividends on its shares in the foreseeable future.

5	APPOINTMENT AUDITOR FOR THE FINANCIAL YEAR 2024 (voting item)

This agenda item includes the proposal to the general meeting of the Company to appoint Grassi & Co as the external auditor of the Company for the financial year 2024 in relation to the annual report to be filed Securities Exchange Commission, and Moore MKW Audit B.V. as the external auditor of the Company for the financial year 2024 in relation to the Dutch statutory annual accounts.

6	REAPPOINTMENT OF MR GEORGE O’LEARY AS MEMBER OF THE MANAGEMENT BOARD (voting item)

In accordance with the Company's articles of association, members of the Management Board are appointed by the general meeting of the Company upon a binding nomination of the Supervisory Board. The Supervisory Board unanimously proposes and nominates Mr. O’Leary for reappointment as a member of the Management Board, with the title Chief Executive Officer , for a period up to and including the annual general meeting of the Company in 2026.

The Supervisory Board highly values Mr. O'Leary's proven track record with working with and restructuring companies that faced financial difficulties. Mr. O'Leary was appointed as the Company's CEO on 31 January 2024 for a period of one year. Considering the expiry of this one year term before the next annual general meeting of the Company, the Supervisory Board wishes to renew the appointment of Mr. O'Leary for a period until the annual general meeting of the Company to be held in 2026.

In making its nomination, the Supervisory Board took note of the Company's policy on diversity.

For more information, please see Mr. O'Leary's bio on the Company's website (https://sonomotors.com).

7	REAPPOINTMENT OF MR CHRISTOPHER SCHREIBER AS MEMBER OF THE SUPERVISORY BOARD (voting item)

In accordance with the Company's articles of association, members of the Supervisory Board are appointed by the general meeting of the Company upon a binding nomination of the Supervisory Board. The Supervisory Board unanimously proposes and nominates Mr. Schreiber for reappointment as a member of the Supervisory Board, for a period up to and including the annual general meeting of the Company in 2026.

Mr. Schreiber was appointed as a supervisory director on 31 January 2024 for a period of one year. Considering the expiry of this one year term before the next annual general meeting of the Company, the Supervisory Board wishes to renew the appointment of Mr. Schreiber for a period until the annual general meeting of the Company to be held in 2026.

For more information, please see Mr. Schreiber's bio on the Company's website (https://sonomotors.com).

8	REAPPOINTMENT OF MR DAVID DODGE AS MEMBER OF THE SUPERVISORY BOARD (voting item)

In accordance with the Company's articles of association, members of the Supervisory Board are appointed by the general meeting of the Company upon a binding nomination of the Supervisory Board. The Supervisory Board unanimously proposes and nominates Mr. Dodge for reappointment as a member of the Supervisory Board, for a period up to and including the annual general meeting of the Company in 2026.

Mr. Dodge was appointed as a supervisory director on 31 January 2024 for a period of one year. Considering the expiry of this one year term before the next annual general meeting of the Company, the Supervisory Board wishes to renew the appointment of Mr. Dodge for a period until the annual general meeting of the Company to be held in 2026.

For more information, please see Mr. Dodge's bio on the Company's website (https://sonomotors.com).

9	AUTHORISATION OF THE SUPERVISORY BOARD TO ISSUE SHARES AND/OR GRANT RIGHTS TO SUBSCRIBE FOR SHARES (voting item)

It is proposed to designate the Supervisory Board, in accordance with Section 2:96 of the Dutch Civil Code, as the corporate body authorised to resolve on the issuance and/or the granting of rights to subscribe for ordinary shares in the capital of the Company. The authorisation shall be subject to the following limitations:

9.1	the authorisation of the Supervisory Board will expire at the earlier of the conclusion of the annual general meeting in 2025 and 18 months from the date of the AGM; and

9.2	the authorisation of the Supervisory Board will be limited to 105,711,643 ordinary shares, irrespective of the nominal value of such shares and irrespective of the implementation of any reversed stock split after the date of the AGM.

As described in the Company's Form 20-F for the financial year 2023, the Company will need to raise additional funds through public of private debt or equity financing or other means in order to fund the Company's business. In view thereof, the Supervisory Board proposes to the AGM to obtain a broad delegation to issue ordinary shares and/or rights to subscribe for ordinary shares in the capital of the Company and allow for flexible financing methods.

10	AUTHORISATION OF THE SUPERVISORY BOARD TO EXCLUDE OR LIMITED PRE-EMPTION RIGHTS (voting item)

It is proposed to designate the Supervisory Board, in accordance with section 2:96a of the Dutch Civil Code, as the corporate body authorised to limit or exclude pre-emptive rights in relation to any issuance of ordinary shares in the capital of the Company and/or any grant of rights to subscribe for ordinary shares in the capital of the Company pursuant to the authorisation provided for under the resolution set out in agenda item 9.

The authorisation shall be subject to the following limitations:

10.1	the authorisation of the Supervisory Board will expire at the earlier of the conclusion of the annual general meeting in 2025 and 18 months from the date of the AGM; and

10.2	the authorisation of the Supervisory Board to limit or exclude pre-emptive rights is limited to the authorisation provided for under the resolution set out in agenda item 9.

This resolution shall be subject to the passing of the resolution set out in agenda item 9.

11	AUTHORISATION OF THE MANAGEMENT BOARD TO ACQUIRE SHARES IN THE COMPANY (voting item)

In line with past practice, it is proposed to the general meeting of the Company to, in accordance with Section 2:98 of the Dutch Civil Code, authorise the Management Board to acquire shares in the capital of the Company.

The authorisation shall be subject to the following limitations:

11.1	the authorisation of the Management Board will expire at the earlier of the conclusion of the annual general meeting in 2025 and 18 months from the date of the AGM;

11.2	the authorisation is limited to 10% of the issued ordinary share capital on the date of this notice, shares may be acquired at the stock exchange or otherwise, at a price between par value and the volume weighted average market price of the 30 days prior to the acquisition; and

11.3	the acquisition is subject to the prior approval of the Supervisory Board.

12	RECORD DATE (voting item)

The Company wishes to technically adhere to the market standard record date for Dutch listed companies, being a statutory record date of 28 days prior to a general meeting. The Supervisory Board proposes that the general meeting adopts the resolution to authorise the Management Board for a period of five years starting from the date of the AGM, to apply the statutory record date within the meaning of section 2:119 paragraph 1 of the Dutch Civil Code for general meetings.

13	ANY OTHER BUSINESS

Sono Motors N.V. is a Dutch limited liability company (naamloze vennootschap).

As of the Record Date and the date of this notice, the Company has issued 105,711,643 ordinary shares each of which represents one vote in the general meeting of the Company and 3,000,000 high voting shares, each of which represents twenty-five votes in the general meeting of the Company.

For the purpose of the AGM the total number of issued shares in the Company for which votes can be cast is set at the Record Date.